Exhibit 99.5
Press Conference

Infosys Limited

Q1 FY27 Earnings Conference Call

July 23, 2026

CORPORATE PARTICIPANTS:

Nandan Nilekani

Co-Founder and Chairman of the Board

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head Investor Relations

journalists

Kumar Rakesh

BNP Paribas

Jonathan Lee

Guggenheim Partners

Gaurav Rateria

Morgan Stanley

Abhishek Pathak

Motilal Oswal

Ankur Rudra

JP Morgan

Bryan Bergin

TD Cowen

Vibhor Singhal

Nuvama

Keith Bachman

BMO Capital

James Friedman

Susquehanna

Moderator

Ladies and gentlemen greetings and welcome to Infosys Limited Q1 FY27 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to Mr. Mahindroo.

Sandeep Mahindroo

Thank you everyone, and welcome to this earnings call to discuss Infosys Q1 FY27 financial results. Joining us on this call is Chairman of the Board, Mr. Nandan Nilekani, CEO Mr. Salil Parekh, CFO Mr. Jayesh Sanghrajka, along with other members of the leadership team.

We will start the call with some remarks by Nandan, followed by remarks by Salil and Jayesh on the performance. Subsequent to that, we will open up the call for questions with Salil and Jayesh. Kindly note that anything we say which refers to our future outlook is a forward-looking statement that must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Nandan.

Nandan Nilekani

Thank you, Sandeep and it is really a pleasure to talk to all of you. I joined this call to make an important announcement. As you know, Salil has done a stellar job as the CEO for almost 10 years. And under his leadership, the company has grown from $10 bn to $20 bn. He has done the transition to the digital era and he has laid the foundation for a differentiated AI strategy, which will serve the company in good stead for many more years.

However, his term is coming to an end on March 31, 2027 and the Board has decided today to appoint a new CEO who is coming from inside Infosys, from within, an internal candidate. His name is Ashiss Dash.

Ashiss Dash has been in Infosys for more than 31 years. He joined as a software engineer from IIT Kharagpur and he has all-around experience of Infosys. He has worked in delivery for many years, he has worked on account management, he has been involved in starting a DC in Bhubaneswar, he has been in sales. And of course, he has been a Segment Head for many years running the EURS practice, which has many sub-verticals and he is an outstanding person. He is very good at his job, he is very collegial, He is very good and collaborative, he is accepted and liked by everybody in the company. He has quintessential Infosys values, at the same time, he is focused on the market and being able to get good deals, at good revenue and good margin.

And because of his technical background, he understands AI, what is happening in AI and that will help him in the future. So the Board has appointed Mr. Dash as the next CEO, Designate. He will work with Salil over the next few months. Next 2-3 months, he will focus on getting more coaching and training on being a CEO. And then for 6 months, he will work as a mentee under Salil's leadership, who will groom him for the complex job of managing a $20 bn company at a very transformational time. So we are all very excited by the choice. He has got a very good response internally and with customers. And you will get to see him in a few months, so you can maybe keep that in mind.

I will ask Salil to add a few words on Dash.

Salil Parekh

Thanks, Nandan. Good morning, good evening, everyone. It is an absolute pleasure for me to have Dash be the next CEO of the company. I have had the opportunity to work with him over the last several years. In my mind, he is a fantastic leader and very good with the people around. He has worked very closely with clients and built a portfolio which is, I think, quite strong and exceptional on the growth dimension and the way it is managed operationally and economically, so all of the ingredients which make for a successful business.

In addition to his leadership, Dash is a very good friend and I am delighted with this. Congratulations to him. I look forward to working with him over the course of the next few months, as Nandan mentioned, in the way we transition there. So look forward to all of that. And as Nandan said, you will get to meet Dash in the coming quarters as well.

Nandan Nilekani

So thank you, and I will excuse myself and Salil and Jayesh and the team will continue the quarterly call. Thank you very much.

Salil Parekh

Thanks Nandan. Good evening and good morning to everyone on the call. Thank you for joining us. Let me start off with the update for the business in this quarter.

Our revenue growth for Q1 was 2.4% Y-on-Y and 1% Q-on-Q in constant currency terms. We had a onetime revenue impact of a client decision during this quarter.

Our AI services revenue was 8.2% of overall revenue. Our large deals were $3.6 bn with a net new of 61%. Our operating margin was 21.1%. Free cash flow at $955 mn. And our earnings per share were higher by 15% in Q1, in rupee terms.

We saw a strong acceleration in our AI business, as I shared earlier, with AI revenues for the quarter at 8.2%. This is growing at double-digit Q-on-Q over the last several quarters.

With this momentum, we see long-term relevance of our services for our clients. From our delivery team, over 80,000 employees are working today on coding tools such as Claude Code or Codex for our clients and for some projects inside. We saw strong traction across the 6 areas of growth in our AI strategy, Hexagon. We see client work, for example, in building agents for processes, work on data, in AI, in modernization and of course, in coding tools.

For a health care company, we implemented AI agents to automate medicaid eligibility verification and operation support. The solution reduced eligibility verification time from about 6 to 8 days to approximately 4 minutes.

We are building a team of frontier engineers to support our client work. Our plan is to have 6,000 frontier engineers over the next few years.

We have built a platform, Topaz Fabric that allows our clients to get benefits of AI, while keeping the sovereignty of their data and company knowledge with themselves. Our clients are able to work with any foundation model closed, open weight, on cloud, on their server. Topaz Fabric provides a harness to a client to enable them to more fully deploy the benefits of the foundation models into their organization.

Our clients are also able to optimize their token cost by ensuring appropriate models are used for appropriate tasks. Overall, we see a good pipeline for AI services, and that gives us a good view for continued AI work with our clients.

Outside of that, we continue to see the macro-environment remaining uncertain. With our Q1 results and a view of the rest of the financial year, we have changed our revenue growth guidance to 1.5% to 3% Y-on-Y growth in constant currency terms. Our operating margin guidance remains the same at 20% to 22%. Thank you.

And with that, let me hand it over to Jayesh for his update.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening everyone and thank you for joining the call today.

We entered FY27 against a backdrop of a dynamic and evolving business environment, which is reflected in lower-than expected volumes. Clients continue to prioritize investments in AI, modernization, cloud and productivity initiatives while remaining selective in discretionary spending. Our focus remains on disciplined execution supporting clients' transformation agenda and delivering sustainable financial performance.

Q1 revenues were at $5,082 mn, increase of 1% sequentially and 2.4% Y-on-Y in constant currency terms. Acquisitions contributed approximately 1.1% sequentially.

Our AI revenue momentum is very strong with AI revenues at 8.2% of our overall revenues, growing at a strong double-digit sequentially over the last many quarters. We are seeing strong traction across all 6 value pools with higher share of revenues coming from process AI, AI strategy and engineering and Data for AI.

Q1 revenue growth was lower than our expectations, mainly due to

-	one-off 50 basis point impact on account of program termination by an EURS client during the quarter. This was not factored in the earlier guidance.
-	Volumes were soft and weaker than expectations and also versus the historical Q1 trends
-	Additionally, client expectation on productivity, along with high competitive intensity is resulting in softer increase in price versus our expectations.

Sequential revenue growth was also impacted by higher offshoring to derisk our business model, along with lower revenues from a European Manufacturing client, as I mentioned in the last earnings call.

Despite lower-than-expected growth, gross margins improved by 60 bps sequentially. Operating margin improved by 20 bps sequentially to 21.1%. Major components of the change are as below-

Tailwinds of

-	70 bps from rupee depreciation,
-	20 bps from Project Maximus,
-	10 bps (Editor’s comment) net benefit due to amortization of costs on intangibles incurred in Q4, offset by impact of new acquisitions in Q1

Headwinds of

-	50 bps from investment in AI sales and marketing,
-	40 bps from onetime revenue impact arising out of program termination.

We also had onetime cost benefit of approximately 30 bps, which was offset by 20 bps due to increase in various other expenses.

Our tight focus on improving operational efficiency led to utilization, excluding trainees, improving by 1.9% to 84.9%.

Onsite mix, excluding new acquisitions, dropped by 30 bps, however including acquisitions, it remained flat. We expect Onsite mix excluding new acquisitions to reduce by 75 bps to 1% for the year.

DSO reduced by 4 days sequentially to 63. DSO, including unbilled net of unearned was 76 days versus 78 in Q4. Headcount reduced by 500 employees after adding over 2,000 employees from acquisitions.

Attrition increased slightly to 13% versus 12.6% sequentially, in-line with Q1 seasonality. We plan to give salary hikes to most of our employees effective October while the rest of the employees will be covered in January '27.

We expect effective tax rate for the year to be in the range of 29% to 30%.

EPS for the quarter stood at INR19.19, up approximately 15% year-on-year.

Q1 yield on cash investment balance was at 6.8%.

Our balance sheet continues to be strong and debt-free. Consolidated cash and cash equivalents were at $3.9 bn at the end of the quarter after returning more than $1 bn to the shareholders through dividends. Free cash flow was strong at $955 mn at 116.5% of net profit.

Large deal wins were strong at $3.6 bn with high net new of 61%, reflecting the relevance of our value proposition. Out of the 22 large deal won, we had three deals worth $400 mn each. We have been on the positive side of vendor consolidation with 20% of the total large deal TCV being from new vendor consolidation deals.

Vertical-wise, we won 5 deals in Financial Services and Communications, 4 in EURS, 3 in Manufacturing, 2 in Retail, 1 each in Life Science, HiTech and others. Region-wise, we signed 11 deals in North America, 8 in Europe and 3 in the Rest of the world.

Coming to Verticals;

In Financial Services, uncertainty and geopolitical instability is causing some client' hesitancy as spending patterns are taking a more cautious approach. Client priorities are centered on efficiency, productivity and modernization with discretionary spend being evaluated more carefully. We see momentum across banking, payments, capital markets and wealth management. AI adoption has been incremental additive with clients increasingly engaging us to support their AI journeys across strategy, platforms, engineering and operations. This is reflected in our strong deal wins this quarter with approximately $1 bn in large deal net new TCV. GCCs continue to expand and we are partnering with our clients both in setup and growth of GCCs.

Growth in Manufacturing continues to be impacted due to lower revenue from a large client. Clients remain cautious on discretionary spend and decision making is elongated, especially in European auto. The impact of tariffs, geopolitical uncertainty and energy cost is keeping budgets tightly controlled. While AI adoption is creating new opportunity areas, it is also raising productivity expectations from clients. We are getting better pricing on AI skills and consulting. We remain focused on supporting clients through digital, AI modernization and consolidation initiatives while balancing growth opportunities with disciplined deal selection and sustainable pricing.

EURS segment was impacted by one-off client termination, adjusted for which the growth was strong. Macroeconomic uncertainty continues to influence client spending patterns and decision-making timelines. Clients are driving business priorities, including cost optimization, operational resilience, productivity improvements and regulatory compliance. Generative AI is emerging as a strong growth catalyst, driving process re-imagination and productivity initiatives. Our partnerships with hyper-scalers and AI native companies is allowing us to experiment and ideate faster.

In Retail and CPG, consumer spend remains muted and budgets are tightly controlled due to geopolitics, inflation and tariffs. Spend is shifting towards AI modernization and productivity-led programs funded through operational efficiency and cost optimization. Clients are asking for AI-led productivity commitments leading to new pricing structures. We are leveraging our native knowledge of the clients' business processes and technology landscapes and augmenting it with AI. Large deal pipeline is healthy, but decision cycles are longer.

In Communications, operating environment remains challenging as clients continue to exercise discipline on discretionary spending and closely scrutinize investment decisions. AI is reshaping spending patterns, enterprises are increasingly prioritizing initiatives that deliver near-term gains. Telcom is undergoing significant transformation with consolidation and M&A with increased investments, especially for OEMs. We remain focused on aligning our offerings to these evolving client priorities and helping enterprise realize measurable business outcomes.

Considering lower-than-expected Q1 revenues and revised view of the rest of the year, we are revising our revenue guidance to 1.5% to 3%. This includes

-	approximately 1.7% contribution from recently closed acquisitions of Optimum Healthcare and Stratus
-	slightly over 1% impact from large a European Manufacturing client due to reduced client spend along with our conscious decision to not pursue certain deals that were not aligned to our return expectations
-	approximately 0.75% to 1% impact from shift towards offshore.

Overall business environment continues to remain volatile. The lower end of the guidance assumes further deterioration in macro. Top end of the guidance assumes an improvement in macro, though lower than what we had assumed in April guidance. FS and EURS are expected to grow higher than the company average.

The underlying fundamentals of our business remain strong. We continue to see healthy client engagements leading to a robust pipeline.

We are taking decisive actions to capitalize on the opportunities ahead, especially on 6 identified AI value pools. Spending is shifting towards areas with clear business cases such as, AI-led Modernization, Cost Transformation, Cybersecurity, Cloud Optimization and Vendor Consolidation.

As we look at the rest of the year, we remain confident in our strategy, discipline in our investments and focus on delivering stronger performance. Margin guidance is maintained at 20% to 22%. This assumes headwind from wage hikes productivity pass-throughs, AI investments and 50 basis point impact from acquisitions of Optimum Healthcare and Stratus. These headwinds will be partly offset by initiatives under Project Maximus and currency benefits.

With that, we can open up for the questions. Thank you.

Moderator

Thank you very much. We will now begin with the question-and-answer session. First question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi, good evening and thank you for taking my question. My first question was a bit of a clarification around the guidance, especially the like-to-like guidance what we had given last quarter versus this quarter. If I am looking at the new guidance that is at the midpoint, suggesting 2.25% sort of growth, which I understand you indicated includes acquisition of about 1.7%. So that would imply an organic growth of about 0.5% or slightly higher than that versus 2.5%, which was in the last quarter. So, is that about 2 percentage point of cut at the midpoint in the guidance or am I reading that wrong?

Jayesh Sanghrajka

Hi, Kumar. So, the last quarter midpoint would be around 2.2%. In the guidance because, as you remember, we had said 20 bps was the Stratus which was already baked in, in the guidance, which was 1.5% to 3.5%.

Kumar Rakesh

Okay. Got that. So in that case, like-to-like this time, it would be about 0.8% sort of a number, excluding the incremental acquisition that we have baked in?

Jayesh Sanghrajka

Yes.

Kumar Rakesh

Got that. And looking into the second quarter, given some of the impact that we have seen in this quarter with lower-than-expected volume and one-time client-related decision as well, how much of that you are expecting that to flow into second quarter as well? And how you are looking at the demand environment and the growth momentum?

Jayesh Sanghrajka

So Kumar, as you know. typically, whatever happens in Q1, it will have a cascading effect in Q2. And especially if the volumes have been softer through the Q1, automatically, it will have some impact on Q2 and therefore, the rest of the year. That kind of largely explains the guidance change.

As I said earlier, the multiple reasons on the change in guidance is, first of all, one-off that we had in one of the EURS client, the volumes that were softer with the cascading effect, the ask of productivity from clients and increased competitiveness, competition in pricing that reflected in a lower-than-expected pricing this quarter, which will again have effect on the rest of the year.

And as I had called out at the beginning of the year, we expect our onsite mix to be lower by roughly around 0.75% to 1%, which will have impact on a year-to-year comparison, if you are doing. We had called out a European manufacturing client’s impact between 0.75% to 1% last time which is now clearly above 1% as we have progressed on certain other deals as well, so that is an additional headwind as well. So all of that is baked in, in the revised guidance.

Kumar Rakesh

Thanks a lot Jayesh for that. Just one clarification around the one time client decision which you spoke about, if you could give some context to that, that would be great. That is all from my side. Thank you.

Jayesh Sanghrajka

Thanks so much. So, this is with respect to a client, which has terminated a project in the EURS vertical.

Kumar Rakesh

Got it. Thank you.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim. Please go ahead.

Jonathan Lee

Great. Thanks for taking my question. You mentioned that softer volumes and pricing contributed to Q1 alongside the program termination and at the upper end of the prior guide assumed macro stabilization that is not materialized.

Can you walk us through how the quarter progressed relative to internal expectations, whether April, May and June trended differently when the program termination was communicated to you and whether decision-making velocity and discretionary spend deteriorated or stabilized through the quarter? And what have you seen in the first 2 weeks of July that may inform your shape of Q2?

Jayesh Sanghrajka

So Jonathan, sorry I was not very clear with the question, but from whatever I understood the question is, whether we saw the change through the quarter and the increase in volatility.

The softness that we saw in terms of volumes was through the quarter, the one-off impact that we saw was mainly on account of a client termination, which happened towards the end of the quarter. And the deal that we talked about, European client that was also towards the end of the quarter. So I think all of those factors reflected in the revised guidance, if that is what you are looking at.

Jonathan Lee

Thanks for that color. And given your commentary on pricing, particularly around the competition has been building for several quarters and Maximus explicitly includes value-based selling, why were pricing headwinds not more fully contemplated in the April outlook what has changed over the last three months? Is the pressure concentrated in specific verticals or deal types of renewals versus the new? And what gives you visibility that pricing may actually stabilize from here?

Jayesh Sanghrajka

Jonathan, we are not saying that we are not seeing a price increase. What I am saying here is, we have not seen as much price increase that we envisaged at the beginning of the year on the back of the AI productivity ask of the clients, plus the intensifying competitiveness in the market. But we are still seeing a net increase in the pricing.

Jonathan Lee

I appreciate that clarification.

Moderator

Thank you very much. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi, thank you for taking my question. My first question is on the multiple client-specific issues, one is the European automotive that we highlighted last quarter than this quarter on the EURS vertical. How should we think about all these like our completely disconnected issues and just happened to take place at the same time coincidentally or there are certain common links, which basically could be early renewals, competitive pricing, etc., going on because of the technology change?

So just trying to understand how much of it is led by underlying changes in technology happening and driving clients to take these decisions and creating competitiveness in the market or are they completely disconnected events?

Jayesh Sanghrajka

So Gaurav, there are two parts of the question, one is, the European manufacturing client that you talked about it, we knew certain part of the deals at the beginning of the year, which was in April, and there was additional deals that happened in Q1 of this year. Both of these were the deals where we decided not to pursue the deals beyond a certain point because it did not make economic sense for us, a commercial sense for ourselves, and that is the reason that has nothing to do with the client behaviour in terms of AI, etc..

The other deal is a contract where the client has terminated the contract for various reasons. Again, nothing to do with AI here. It is a termination of the contract and therefore, a reduction in revenue.

Gaurav Rateria

Got it. My second question is on your margin outlook. I know that you maintained your outlook on the band, but now that you have announced the wage hike for second half for the company as a whole. So there will be incremental headwinds around that. So just wanted to understand what would be some levers that will help you to offset these pressures in the second half? And would it be fair to say that our aspiration will be to just hold on the margin level compared to the last year and this year? Thank you.

Jayesh Sanghrajka

So Gaurav, at this point in time, we have given a guidance of 20% to 22% let me say that at the outset, we are very confident of that guidance. Of course, as I called out at the beginning of the year, we will have a headwind coming out from the acquisition that we have done in terms of amortization of intangibles and retention pay out to the founders or the management team, etc., of the acquired entities.

But we also have tailwinds coming from currency coming from Project Maximus. As you see this quarter also, we have got 20 bps of tailwinds from Project Maximus, 70 bps of currency, so all of those are tailwinds. As we look forward, as I said earlier as well in the call, we will have 0.75% to 1% reduction in onsite mix, so that is the tailwind. So all of those are tailwinds, puts-and-takes all of that put together, we are still very confident of maintaining our margin guidance.

Gaurav Rateria

Thank you. All the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Abhishek from Motilal Oswal. Please go ahead.

Abhishek Pathak

Yes, hi. So, I think my question is on deal wins. It does look like we have had a pretty decent quarter on deal TCV, net new seems to be decently strong as well as compared to historical levels. But clearly, that is not kind of translating into guidance.

So how is the TCV versus ACV dynamic playing out? Are we seeing extended TCV or extended 10 years right now, which is leading to lower ACV or are we seeing sort of delayed ramp-ups, but clients are still committing to spends, that will be very helpful to understand with regards to the conversion of the deals that we are winning.

Jayesh Sanghrajka

So, Abhishek, if you look at the deal wins, typically the terms of the large deals have not gone up. They still remain between on an average between 3 to 5 years. Of course, when you look at some of the mega deals, the terms could be longer. But in the current year, we have most of the deals which are not mega deals. The deals that we signed, while most of them were less than $500 mn, we did have some deals between $400 mn to $500 mn, 3 of them.

What we also need to remember is, whenever the deal comes up for renewal, we always used to have the additional productivity ask from the client, which is how traditionally this industry has been.

On the back of AI, there is an additional deflation or the AI led deflation as we call it. So that is a headwind that is there. That is not only on the large deal portion, that is also there on the non-large deal portion. So that is what is getting offset by the net new business that we are seeing.

Abhishek Pathak

Understood. And could you quantify the deflation, if you can? I know it is so dynamic, but just a quantification about the deflation entails would be helpful. And lastly, how do we define AI-led revenues? Is this AI implementation or AI infused, just a broad sense of that will also be very helpful. Thanks. That is from my side.

Salil Parekh

Hi, this is Salil. On the AI, and I will come to the other one after that. I think what we are seeing on the AI revenues is, these are revenues which are coming from the strategic framework we described at the Investor Day, which are the 6 areas that we see new growth, the new addressable market of $300 bn. For example, process AI, for example, making AI engineering strategy work. For example, data, which is needed, the data layer for AI. And each of those 6 areas, we see a good growth. This revenue is 8.2%, growing double-digit Q-on-Q over the last several quarters. And that is the primary AI revenue.

Internally, we also look at AI revenue, which you referenced like infused, augmented or where AI is and part of an existing work stream that becomes more AI. But this specific one that we shared externally is, what we see from the AI strategy that we put together.

On the quantification, we do not quantify that compression part externally, but we acknowledge of course there is a compression and internally, we track it to see how that works. Now in many cases, when there is the compression, we typically, given the work we are doing with clients, have the opportunity to do more work in other areas. So the contract terms, scope, etc., gets redefined.

And in many cases, we see adjacent to that other pieces of work, not related to that, which come through. So it is not easy to simply say like-for-like in many cases, but they are definitely we see a compression.

Jayesh Sanghrajka

So Abhishek, just to add to what Salil was saying, the AI first revenue is everything that is around the Hexagon and AI augmented revenue is what we presented on the AI Day also. That is not part of this. While we track it internally, that is still not part of this.

So AI first is everything that we do in terms of Hexagon and the subservices that we called out at Hexagon. We have a very robust process inside the company of identifying these at a child / subproject level and tracking it and monitoring it. It is growing at a very strong double-digit growth.

Abhishek Pathak

Thank you. And that is all from my side. All the best.

Moderator

Thank you very much. Next question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

So my question was on the worsening demand environment from an AI productivity passthrough perspective. How secular is this across industries and geographies? And how often do clients ask for productivity increases in the middle of a contract as opposed to on renewal?

Salil Parekh

Hi. This is Salil. Ankur, I think, what we are seeing is, there is a demand for AI productivity, which is across most industries. Now if you look at where AI is most getting used, we probably see Telcos, we see Financial Services. We see even on Retail, Utilities, that is where their usage is pretty high, especially with the foundation models, the modernization, the coding tools.

On the productivity side, it is a broad coverage that we see. And it typically at least in the recent past has come up, as there is progress made by the AI foundation model companies or there is a perception that, that sort of a benefit can be achieved, the discussion starts. And of course, at the renewal time, it is definitely there. Sometimes it does come in between the timeframe of the contracts’ renewal as well.

Ankur Rudra

Okay. Thanks for clarifying that. I just wanted to sort of follow-up on AI revenues, which have been growing at a very high pace like you have been highlighting. If we think this out a few years, at what size of your overall portfolio do AI revenues have to be, so that you can overcome the AI deflation or the compression in the rest of the portfolio? any thoughts there?

Salil Parekh

So we do not have a view in that sense externally on what you are referencing. But I think if we are able to execute on this AI transformation, as we have done in the last few quarters, we get this momentum. It is not that difficult to see that in the coming few quarters, it will start to become more and more larger part of our overall revenue and that will drive the growth of the overall company.

If I go back to how we saw it, not that it is the same thing, but there is some lessons maybe on the digital, we saw that there was a way that at one stage, we were at 20% and then over a few years, we then went to 60% of our revenue becoming digital. So if that path becomes followed, we can see a big transformation and a long-term support to the view that what we are doing remains relevant in terms of services for our clients.

Now here, there are strong partnerships with the foundation model companies. There is extremely strong internal work on Topaz Fabric. We are building things where clients can use multi-model scenarios within our Topaz Fabric, where they can use different models for different types of work, so the token cost is optimized. We have an ability to provide a harness so that they can build what they want to build and keep the sovereignty of the data and like the knowledge of the company more within themselves.

So to me, all of that points to that, it is a nice growth area for the long term. And we are now looking at 8%. It is fairly sizable and we are looking at it becoming more and more sizable in the quarters to come.

Jayesh Sanghrajka

Ankur, just one additional data point I would want to add is, if you remember in February, we talked about our AI revenue, which was 5.5% for Q3. And in 2 quarters, it is already become 8.2%. So you can imagine the rate at which is growing and even if you look at a longer 5, 6-quarter view, it is growing at a strong double-digit and that gives us the confidence that this is becoming our growth engine.

Ankur Rudra

I appreciate it. Maybe just one clarification, Jayesh. Can you confirm that the program termination was fully absorbed in Q1 or will it have an impact in the second quarter also from a sequential basis?

Jayesh Sanghrajka

So Ankur, the program has been terminated. What we know has obviously been taken in Q1 at this point in time.

Ankur Rudra

So, no follow-through in Q2 in terms of that program specifically?

Jayesh Sanghrajka

Yes. What we know at this point in time has been considered in Q1.

Ankur Rudra

Okay. Thank you and best of luck.

Moderator

Thank you very much. Next question is from Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi thank you. Good evening. And first Salil congrats to you and congrats to Ashiss Dash. My first question is on AI talent and in competition. I am curious what your view is on Hyperscalers like AWS, Microsoft recently announcing new investment in their own FTE practices. Just considering their historic use of the services channel around cloud deployment, they seem to be a bit more surprising and OpenAI or Anthropic doing it. So, what are your thoughts there?

And you have announced plans to add 6,000 Frontier Engineers, but it seems everyone is looking to add that base of talent. So, can you just talk about how you plan to navigate that elevated competition for top tier talent?

Salil Parekh

So first, thank you. I think, with other companies launching services companies to help large enterprises with making AI work. At a high level, I see that as a positive for Infosys because it reconfirms that what we do and now with the AI revenue growth that we are demonstrating, that we have sort of relevance, for the long term for our clients.

What I think works for us is we have over 300,000 employees. We have deep knowledge and context of the select clients that we work with and that becomes the way to really ensure that AI gets leveraged into that environment, which is typically quite complex.

We are also in a position where we are partnering with some of the companies you named and I have spoken with them as they have launched their programs. And the intent and the idea is really, in terms of scale, a few hundred or a couple of thousand is not going to be the same as 300,000 from Infosys. But there is a way to partner and make all of that work for the benefit of the client. That is how at least we are looking at it for now. And there are similar type of models existed, as you probably know well in the past, when there were software companies, which have their own small services businesses.

In terms of talent, first, we have already people within Infosys who are operating at the level of Frontier Engineers. And so, we have put together a program to bring all of that together to make them at the same type of a global level. Then we have training for the people that we will recruit and build out to be like that Frontier Engineers.

And then, of course, we will look externally but the primary method is recruitment in college training and taking internal people who are doing some of that type of work and making sure they are fully deployed into the Frontier Engineer work.

So, we feel that we have a decent start to it. It is not that we are going to, tomorrow morning, recruit 6,000 from the outside. But equally, we also have, as has been always the case with Infosys, the approach of training the people from ground up, so building out that skillset, which is slightly longer, and that is why I have said, it is over a few years. We want to build it out and make sure that we support our clients in that.

Bryan Bergin

Okay. That is clear. My follow-up on AI productivity, can you just give us a sense of how much of your existing backlog has been re-priced under the higher levels of market productivity? I am trying to understand how long the company may face outsized compression, as you renew the installed base of work where there was not any meaningful GenAI-driven efficiencies before?

Salil Parekh

So, as you can imagine, it is something we look at internally, but it is not something we share externally.

Bryan Bergin

Okay. Understood. Thank you.

Moderator

Thank you very much. Next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

Yes, hi. Thanks for taking my questions. Just two questions from my side. One question, Salil, basically the overall environment in which we are operating, some of our peers have kind of called out, and I think it is kind of what is also the concept which is gaining traction is that, more and more belief that enterprises might not just basically look to deploy the premier large language models for their enterprise needs and they might be now going more towards more like customized small language models, the SLMs, the which can be basically cater to their own specific needs.

And to that extent, more and more deals and large deals specifically are all basically making their way into the market towards the players. Is that also that we are also seeing our conversation with the clients? Do we see some of those kind of deals on the horizon? And do you see that basically playing out over the next few quarters?

Salil Parekh

So, I think the way you describe it, what we are seeing it is, the large companies, large enterprises are becoming more sensitive to, what is the foundation model like best equipped for and for the various tasks and activities and processes that they have inside the company, which model should be used for which thing.

So like a company might think can we use, like a less parameter model, also less expensive model or like even an older version of some of the big company models for some task and the most recent one for like some very specific, let us say, high-end type of task, which needs it. So that optimization is going on. And that is where we think what we have built in Topaz Fabric, allows the company to do this in a very efficient way.

Then companies are also looking at, okay, I will use for the simpler task, a slightly older model or less expensive. Then let me also then look at the cost of token usage for that model. And even there, if there is a way for the same effectiveness, you can get a lower token cost approach in the model.

So this whole approach of this multi-model is critical for the task and the cost. At least we are seeing the large companies are being sensitive to that. And that is where what we have built and how we can work with them today, we are working in Fabric Topaz with 15 different models. So, let us say, you come as a large company, Global 100 and you want to do something, you do not even have to decide by looking at the task we will decide between the 15, where to put it and give you the most efficient outcome. So things like that will help the companies to do the things in a better way we feel.

Vibhor Singhal

Got it. So overall, this should basically, if I were to, let us say, take a top view of this, this would mean that there is an increasing level of customization that or, let us say, a specific requirement that each client would require rather than more of a standardization to begin with?

Salil Parekh

It depends also a little bit, like some companies might say, look, I want Model X. I want to build deep capability in that. Like company X will have three models. They can go with an older model in the company X. It is not like there is one answer, meaning people are all doing different things, but the flexibility exists today. So, depending on how the company wants to do it.

Vibhor Singhal

Got it. Just one last question on the margins front. So Jayesh, if I could just bother you on that? In FY26, we had the wage hike, which was spread over Q4 FY25 and Q1 FY26. So, we just probably had basically half of the impact of the wage hike in FY26. In FY27, we are able to give the wage hike in Q3 and Q4. So, the entire impact is going to be absorbed by in this year itself, plus we have the acquisition impact, which you called out in the call.

So, are we looking at more headwinds this year on the margins than FY26? I know we are in that same guided range of 20% to 22%, but vis-à-vis FY 26 are we looking at more headwinds than FY26?

Jayesh Sanghrajka

So Vibhor, if you look at FY26, we had a full year impact of the wage hike that we gave in January as well as in April. Of course, whatever we gave in January, the flow-through of that was for 3 quarters. But whatever we gave in April, the full year impact of that came in the year versus in FY27, we have only half year impact of whatever we will do in October and 1 quarter impact of what we will do in January.

So to that extent, the relative impact is going to be lower in FY27 versus FY26. And of course, there will be a 50 bps impact on account of the acquisitions that we have called out. But, if you look at the tailwinds that I called out, there is a currency tailwind, at least as we stand today versus the last year, the Project Maximus is still creating value.

We have seen pricing benefit, albeit little lesser than what we estimated at the beginning of the year. Utilization has gone up Q-on-Q significantly. Our Onsite mix is going to go down. So, I think there are puts-and-takes on both sides.

Vibhor Singhal

Got it, got it. Got the math. Thanks a lot for taking my questions and wish you all the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you very much. Next question is from the line of Bachman from BMO Capital Markets. Please go ahead.

Keith Bachman

Good evening, good morning. I wanted to ask about your thoughts on headcount growth trends through FY27. And I am not looking for specifics, but just generalities. Is headcount going to grow, be flat, reduce as you look at the next 12 months? And even if you find on the next few years, how do you see the headcount growth in relation to revenue growth?

Salil Parekh

Hi, this is Salil. So first, what we saw in the last financial year as you know, is we recruited 20,000 college graduates for the full year. This year, we have a plan to recruit 20,000 college graduates. In the first quarter, we have recruited over 4,000 already.

Our plan is to continue to bring in talent, make them more and more AI well-versed and then have them work with our clients. What we are seeing with the 8% revenue of the AI is that to make many of these things work, it is a combination of foundation model, agents and people. Of course, there is more efficiency. So, the same amount of work can be done maybe with fewer people, but there is more work. So overall, at least right now, we are seeing that.

We do not have an exact external view on the end year headcount, but we continue to look at recruitment. We think it looks like headcount will be part of our future as our revenue grows as well.

Keith Bachman

Okay. And it will be interesting to see how, I understand the recruitment process. It will be interesting to see how your net headcount trends unfold. Can I go to the next question? You talked about 20% of your TCV was vendor consolidation deals. Could you provide some context on really the economics associated with those deals, what I mean by what was the leverage that enabled you to win those deals?

In particular, you talked about price was a little more aggressive this quarter. How are pricing trends, enabling you to win those deals? Just any kind of attributes that you could throw out such as was it more competitive or was price down, anything along those lines? That is, it for me. Many thanks.

Salil Parekh

I will start, and Jayesh will add a little bit more to it.

What we saw like in the reasons for winning a consolidation deal. Typically, what we are noticing is there is a complex tech environment, and the clients are seeing that what we have done for them over the past in terms of delivering value is very significant, more reliable and that is typically when we are the beneficiaries of the consolidation deals.

In terms of pricing for those specific deals there is always productivity benefits because that is in the nature of the discussion in this period. But the reason primarily for the wins are more about the depth of delivery, understanding of technology.

Jayesh Sanghrajka

Just to add to this, what Salil said, on an aggregate level, all of these consolidated deals came at a very healthy margins even when you compare to our overall large deals portfolio. As I said earlier, we will compete aggressively in the market, but we are not going to underwrite uneconomic productivity assumptions. And in those cases, we would prefer to not pursue those deals further when it does not make economic sense to us.

Keith Bachman

Okay, perfect. Many thanks.

Moderator

Thank you. Next question is from the line of Jamie Friedman from Susquehanna. Please go ahead.

James Friedman

Hi, good evening. Salil, well done piloting the company and Dash we look forward to working together. I had a bigger picture question back to the strategy Hexagon, I’ll be interested in your perspective on the supply side, what reskilling does that require?

And on the demand side, Salil, you mentioned what you are finding is resonating most obviously, is performing well. Is there anything though that needs to be adjusted? So, supply and demand question about the strategy and Hexagon? Thank you.

Salil Parekh

Thank you for that. On the supply side, first, we have taken a view, and I am sure you know that. We have not done any staff restructuring in the company, we have done essentially all reskilling. And that is a significant work for the company. But I think we see a benefit of that over time.

What we are seeing is and has another reason for doing the college graduate hiring because what we see from colleges up, people coming in with a lot more native understanding of the AI landscape and the toolset. And then training them on our Fabric and Topaz is the next step after that and also training them on our tools, which are pre-AI so that they have a sense of how software development works. So, we think we will be able to manage a lot of that supply side with the people we bring in.

But there are also specialized things where there will be some accelerations needed, a specific tool is very much in demand. And for that, of course, we have some recruitment, which is more lateral as well. Even there, we need a little bit of reskilling or training but not massive. There is good understanding. But that, of course, is in short supply. So, we will still rely more heavily on the bringing in from college training, which is by design is a longer duration process.

On the demand side, we are now tracking each of the 6 areas pretty granularly as Jayesh mentioned earlier. We have good traction on the process AI side, it is going pretty well. On the AI engineering, it is going pretty well, meaning in terms of scale, all of them are growing very fast, but those things are pretty scaled already. The data AI part is going pretty well. And so, the whole work of building agents, doing the coding, doing the modernization, doing the data, those things are really scaling up, meaning have a decent scale today and we think those will continue going pretty well.

James Friedman

Okay, thank you. So, I will jump back in the queue.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. With this, I now hand the conference over to the management for closing comments.

Salil Parekh

Thank you. So first, thanks, everyone, for joining. A couple of points to summarize from my side. Overall in the quarter, we had neutral revenues, strong margins, strong free cash flow and very strong large deals. The more critical thing, our AI services revenue, 8.2%, growing across quarters, Q-on-Q, double digit and becoming more and more off-scale for us and showing us therefore, that there is a long-term relevance of what we are doing for our clients. And that gives us a tremendous benefit given the client connects that we have across the different industries and across the different markets. So, thank you all for joining in, and we will catch up at the next quarterly call.

Moderator

Thank you very much, members of the management. And ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference call. Thank you all for joining us, and you may now disconnect your lines. Thank you.